Exhibit 99.1

Daniel Zhang Becomes New Chairman of Alibaba Group

As announced one year ago, effective September 10, 2019, Daniel Zhang succeeded Jack Ma as chairman of the board of directors of Alibaba Group Holding Limited (the “Company” or “Alibaba Group”). Mr. Zhang will continue to serve as the Company’s chief executive officer.

Jack Ma plans to remain a director of Alibaba Group until the Company’s annual general meeting of shareholders in 2020. Mr. Ma will also continue to be a partner of the Alibaba Partnership and serve on its partnership committee.

September 11, 2019